SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-128336, was filed on October 20, 2005 and amended on October 26, 2005.
This filing relates to an Agreement and Plan of Reorganization whereby Government Obligations Tax- Managed Fund
(Surviving Fund), a portfolio of Money Market Obligations Trust, acquired all of the assets of Trust for Government Cash Reserves (Acquired Fund), a portfolio of Money Market
Obligations Trust, in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired
Fund. As a result, effective December 9, 2005, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Special Meeting held on December 2, 2005 and was also approved by Acquired Fund shareholders at a Special Meeting held on December 2, 2005.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive
Prospectus/Proxy Statement
filed with the SEC on October 26, 2005.